[GRAPHIC OMITTED] Acergy
Acergy S.A.
c/o Acergy M.S. Limited
200 Hammersmith Road,
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500  F: +44 (0)20 8210 5501
www.acergy-group.com

                                                                January 15, 2010

Dear Shareholder,

An Extraordinary General Meeting of Shareholders (the "Meeting") of Acergy S.A. (the "Company") will be held on Tuesday February 16, 2010 at 12.00 p.m. (local time) at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg.

Due to the fact that the Company is incorporated in Luxembourg as a Societe Anonyme Holding, the Company's affairs are governed by the provisions of Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, an Extraordinary General Meeting relates to and considers matters of a formal nature. The matters to be addressed at the Meeting are restricted to those in the attached Notice.

It was noted at the Extraordinary General Meeting of Shareholders on December 17, 2009 that the required quorum of 50% of the outstanding shares for resolution 1 was not present and that meeting was therefore not able to consider that resolution.

The Board of Directors has therefore decided to call the Meeting to consider resolution 1. At this Meeting there is no requirement for quorum. However, to approve the proposed resolution a 2/3rd majority of the votes cast at the Meeting will be required.

In relation to this resolution, our letter of November 10, 2009 provided some clarity as follows:

"Resolution 1: Adoption of amended Articles of Incorporation

The Directors propose the adoption of amended Articles of Incorporation. Key proposed changes to the Articles are summarised below:

Article        Change
------------   -----------------------------------------------------------------
3              Changes in Luxembourg law mean that, as from 31 December 2010, the Company (either by statute or by Board decision) will no longer be subject to the requirements of the 1929 Luxembourg holding company law. A transitional provision is introduced to allow for this.

8              The Board's power, previously contained in Article 8, to restrict
(para 3)       transfers of shares in certain jurisdictions has been removed.

25 Extraordinary General Meetings can be called by shareholders representing one-tenth, rather than one-fifth as previously, of the issued share capital. This is in line with changes in Luxembourg law.

Registered Office                                         [GRAPHIC OMITTED] TAQL
412F, route d'Esch, L-2086 Luxembourg
Societe Anonyme Holding, R.C.S. Luxembourg B 43172
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Article        Change
------------   -----------------------------------------------------------------
27             The previous Article 27, which authorised the Board to close the shareholder register for up to 60 days preceding a shareholder meeting, dividend payment, allotment of rights, or share conversion or exchange, has been deleted. The Board retains the right to set a record date for such events.

33(a) The restriction, previously contained in Article 33(a), on a shareholder holding more than 20% of the outstanding share capital without Board approval, has been removed.

33(a) The Board's power to restrict or prevent ownership of shares where it believes that such ownership may result in "Imminent and Grave Danger" to the Company has been removed from Article 33(a).

33(c)(ii)      The mechanism for determining the price to be paid on a
               compulsory repurchase of shares (Article 33(c)(ii)) has been modified.

36 The new Article 36 delegates authority to the Board to make changes in line with the implementation into Luxembourg law of the European Directive on minority shareholdings.

The effect of the above changes is primarily to modify some Articles to reflect changes in legislation and to remove restrictions which currently apply to shareholdings, and which are not in conformity with current law or practice. The removal of these restrictions is, we believe, in shareholders' interests.

Further changes have been made to improve the clarity of the Articles. The full text of the proposed new Articles can be found on our website, at: www.acergy-group.com/public/February2010EGM and can also be obtained from the Company Secretary, Acergy S.A., 412F, route d'Esch, L-2086 Luxembourg."

Proxies already received for the December 17, 2009 Extraordinary General Meeting remain valid for this Meeting and shareholders of record as of Friday October 30, 2009 are entitled to vote at the Meeting. Those Shareholders who have not yet cast their votes may do so by submitting the enclosed Proxy Card as instructed, or alternatively attend the Meeting in Luxembourg at the above address. The new deadline for submission of votes for American Depositary Receipt holders is February 8, 2010 and for holders of Common Shares February 9, 2010.

Enclosed with this mailing is the Notice of Extraordinary General Meeting of Shareholders and the Proxy Card.

If you wish your shares to be voted at the Meeting, please promptly sign, date and return the enclosed Proxy Card to ensure that it will be received in time.

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                                                        [GRAPHIC OMITTED] Acergy

If you require further information or clarification on the above, please contact Karen Menzel, our Group Manager, Investor Relations at karen.menzel@acergy-group.com.

The Company's Board of Directors recommends that you vote in favour of the proposal to be considered at the Meeting.

Yours sincerely


 /s/ Sir Peter Mason K.B.E.
----------------------------
Sir Peter Mason K.B.E.
Chairman

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